Exhibit 99.1

Ambow Education Appoints James Bartholomew as President to Drive Growth and Strengthen Stakeholder Engagement

CUPERTINO, Calif., June 11, 2025 (GLOBE NEWSWIRE) -- Ambow Education Holding Ltd. (NYSE American: AMBO), a leading global EdTech and AI-powered solutions provider, today announced the appointment of James Bartholomew as President, effective immediately.

With more than 25 years of leadership experience spanning private education, manufacturing and transportation, Bartholomew brings a proven track record of driving growth, transformational change, operational excellence and long-term value creation. He currently leads Blue Moon Management, LLC, a boutique advisory firm specializing in business turnarounds, strategic planning and executive leadership, particularly in the education and edtech sectors.

Most recently, Bartholomew served as Senior Vice President at Adtalem Global Education, where he led the $1.5 billion integration of Walden University and developed technology and product roadmaps across multiple business segments. Previously, as President and CEO of DeVry University, Bartholomew guided the organization through its sale to a private equity firm, spearheaded strategic redesigns to close the tech-driven skills gap and expanded the institution’s B2B partnerships.

“We are thrilled to welcome James as we advance the growth of HybriU and scale its impact globally,” said Dr. Jin Huang, Chief Executive Officer of Ambow. “His deep expertise in educational innovation, organizational transformation and strategic execution will be invaluable as we reshape the future of learning and deliver powerful outcomes for our partners and learners.”

Bartholomew is known for integrating robust processes with clear communication, building collaborative and diverse teams, and aligning organizations to achieve measurable results. He holds an MBA in international management from Wake Forest University.

“I’m excited to work with Ambow at such a pivotal moment in its journey,” said Bartholomew. “I look forward to working with the team to expand HybriU’s reach and create more inroads for this breakthrough learning solution. HybriU’s capabilities go beyond the hybrid experiences we know today, making remote interactions feel remarkably close to in-person connections. Across classrooms, boardrooms and large-scale events, HybriU is building a new global network of engagement, poised to unlock a new wave of accessibility and opportunity for all.”

Ambow operates HybriU, its flagship phygital (physical + digital) platform that is redefining what is possible in AI-driven education, corporate communications and event production. The suite of HybriU products delivers cutting-edge solutions that help institutions connect, engage and scale. Its suite of products currently includes HybriU Digital Education Solutions for universities and classrooms, as well as HybriU Conferencing for corporations. Designed for flexibility and innovation, HybriU’s expanding ecosystem supports a range of educational and corporate industries and use cases, including higher education, corporate learning and collaboration, large-scale events and emerging phygital experiences.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent, real-time experiences across industries. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com